UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-33869

STAR BULK CARRIERS CORP.

(Translation of registrant’s name into English)

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Street,

15124 Maroussi,

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Form 6-K is a Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements of Star Bulk Carriers Corp. (the “Company”) as of June 30, 2026 and for the six-month periods ended June 30, 2025 and 2026.

The information contained in Exhibit 99.1 of this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-286185) and Registration Statement on Form S-8 (File No. 333-176922), in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This Form 6-K, and the documents to which the Company refers in this Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Company, contain “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “will,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;

•	the strength of world economies;

•	the stability of Europe and the Euro;

•	fluctuations in currencies, interest rates and foreign exchange rates;

•	business disruptions due to natural and other disasters or otherwise, such as the impact of any future epidemics;

•	the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector;

•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of new buildings under construction;

•	the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom;

•	changes in our expenses, including bunker prices, dry docking, crewing and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	the impact of current and potential additional trade tariffs on global trade and demand for dry bulk shipping;

•	the risk that trade disputes between U.S. and Chinese officials could result in the reimplementation of significant port fees that may impact our fleet;

•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;

•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices;

•	our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets;

•	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries;

•	potential cyber-attacks which may disrupt our business operations;

•	general domestic and international political conditions or events, including, among others, “trade wars,” the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the conflict between the United States, Israel and Iran and the attacks in the Strait of Hormuz, the Red Sea and the Gulf of Aden;

•	the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the United States or other governments;

•	our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;

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•	potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and armed conflicts, piracy or acts by terrorists;

•	the availability of financing and refinancing;

•	the failure of our contract counterparties to meet their obligations;

•	our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business;

•	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;

•	vessel breakdowns and instances of off-hire;

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;

•	our ability to complete acquisition transactions or secondhand vessel purchases as and when planned and upon the expected terms;

•	the impact of port or canal congestion or disruptions; and

•	the risk factors and other factors referred to in the Company's reports filed with or furnished to the U.S. Securities and Exchange Commission (“SEC”).

Consequently, all of the forward-looking statements we make in this document are qualified by the information contained or referred to herein, including, but not limited to, (i) the information contained under this heading and (ii) the information disclosed in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 19, 2026.

You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. Except as required by law, the Company undertakes no obligation to update any of these forward-looking statements, whether as a result of new information, future events, a change in the Company’s views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2026

STAR BULK CARRIERS CORP.

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer

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Exhibit Number	Description

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations and our unaudited interim condensed consolidated financial statements of the Company as of June 30, 2026 and for the six-month periods ended June 30, 2025 and 2026.

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Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the six-month periods ended June 30, 2025 and 2026. Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere herein. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 19, 2026 (the “2025 Annual Report”). Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2025 Annual Report. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain, and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006, and, on December 3, 2007, we commenced operations when we took delivery of our first vessel. We maintain offices in Athens, New York, Connecticut (Stamford) and Singapore. Our common shares trade on the Nasdaq Global Select Market under the symbol “SBLK”.

Our Fleet

During the six-month period ended June 30, 2026, the previously announced sold vessels Star Stonington, Star Scarlett, Star Mariella and Star Moira were delivered to their new owners. In addition, within the second quarter of 2026, we agreed to sell the vessels a) Pendulum, which was delivered to its new owners on July 6, 2026 and b) Star Eva, which is expected to be delivered to its new owners within the third quarter of 2026.

During the second quarter of 2026, we took delivery of three of the eight newbuilding vessels. The Star Evelina and the Star Emma were delivered in May 2026, followed by the Star Ellie in June 2026. Based on the current delivery schedule for the remaining five newbuilding vessels, we expect to take delivery of two vessels in the third quarter of 2026 and the remaining three vessels in the fourth quarter of 2026.

On a fully delivered basis, and as adjusted for the delivery of the five vessels currently under construction and the completion of the announced sale of one vessel as described above, as of August 5, 2026, we own a fleet of 138 vessels with an aggregate carrying capacity of approximately 13.8 million dwt, 96% of which are fitted with Exhaust Gas Cleaning Systems (“scrubbers”), consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Ultramax and Supramax vessels.

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The following tables present summary information relating to our fleet as of August 5, 2026:

Operating Fleet:

				Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,765	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11, 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,526	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
24	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
25	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
26	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
27	Star Regg IV LLC	Star Marilena	178,978	January 26, 2021	2010
28	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
31	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
32	ABM One LLC	Star Eva (2)	106,659	August 3, 2018	2012
33	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
34	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
35	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011

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Operating Fleet - Continued:

				Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
36	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
37	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
38	Augustea Bulk Carrier LLC	Star Piera	91,951	August 3, 2018	2010
39	Augustea Bulk Carrier LLC	Star Despoina	91,951	August 3, 2018	2010
40	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
41	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
42	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
43	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
44	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
45	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
46	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
47	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
48	ABY Seven LLC	Star Jeannette	82,566	August 3, 2018	2014
49	Star Sun I LLC	Star Elizabeth	82,403	May 25, 2021	2021
50	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
51	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
52	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
53	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
54	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
55	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
56	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
57	Star Thundera LLC	Star Emma	82,279	May 25, 2026	2026
58	Star Caldera LLC	Star Evelina	82,202	May 22, 2026	2026
59	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
60	Star Blueseas I LLC	Star Ellie	82,114	June 29, 2026	2026
61	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
62	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
63	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
64	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
65	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
66	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
67	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
68	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
69	Star Zeus II LLC	Star Carioca	81,262	March 16, 2021	2015
70	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015

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Operating Fleet - Continued:

				Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
71	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
72	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
73	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
74	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015
75	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
76	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
77	Cape Town Eagle LLC	Star Cape Town	63,707	April 9, 2024	2015
78	Vancouver Eagle LLC	Star Vancouver	63,670	April 9, 2024	2020
79	Oslo Eagle LLC	Star Oslo	63,655	April 9, 2024	2015
80	Rotterdam Eagle LLC	Star Rotterdam	63,629	April 9, 2024	2017
81	Halifax Eagle LLC	Star Halifax	63,618	April 9, 2024	2020
82	Helsinki Eagle LLC	Star Helsinki	63,605	April 9, 2024	2015
83	Gibraltar Eagle LLC	Star Gibraltar	63,576	April 9, 2024	2015
84	Valencia Eagle LLC	Star Valencia	63,556	April 9, 2024	2015
85	Dublin Eagle LLC	Star Dublin	63,550	April 9, 2024	2015
86	Santos Eagle LLC	Star Santos	63,536	April 9, 2024	2015
87	Antwerp Eagle LLC	Star Antwerp	63,530	April 9, 2024	2015
88	Sydney Eagle LLC	Star Sydney	63,523	April 9, 2024	2015
89	Copenhagen Eagle LLC	Star Copenhagen	63,495	April 9, 2024	2015
90	Hong Kong Eagle LLC	Star Hong Kong	63,472	April 9, 2024	2016
91	Orion Maritime LLC	Idee Fixe	63,458	March 25, 2015	2015
92	Shanghai Eagle LLC	Star Shanghai	63,438	April 9, 2024	2016
93	Primavera Shipping LLC	Star Roberta	63,426	March 31, 2015	2015
94	Success Maritime LLC	Laura	63,399	April 7, 2015	2015
95	Singapore Eagle LLC	Star Singapore	63,386	April 9, 2024	2017
96	Westport Eagle LLC	Star Westport	63,344	April 9, 2024	2015
97	Hamburg Eagle LLC	Star Hamburg	63,334	April 9, 2024	2014
98	Fairfield Eagle LLC	Star Fairfield	63,301	April 9, 2024	2013
99	Greenwich Eagle LLC	Star Greenwich	63,301	April 9, 2024	2013
100	Groton Eagle LLC	Star Groton	63,301	April 9, 2024	2013
101	Madison Eagle LLC	Star Madison	63,301	April 9, 2024	2013
102	Mystic Eagle LLC	Star Mystic	63,301	April 9, 2024	2013
103	Rowayton Eagle LLC	Star Rowayton	63,301	April 9, 2024	2013
104	Southport Eagle LLC	Star Southport	63,301	April 9, 2024	2013
105	Ultra Shipping LLC	Kaley	63,283	June 26, 2015	2015

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Operating Fleet - Continued:

				Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
106	Stockholm Eagle LLC	Star Stockholm	63,275	April 9, 2024	2016
107	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
108	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
109	New London Eagle LLC	Star New London	63,140	April 9, 2024	2015
110	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
111	Star Zeus IV LLC	Star Subaru	61,571	March 16, 2021	2015
112	Stamford Eagle LLC	Star Stamford	61,530	April 9, 2024	2016
113	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
114	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
115	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
116	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
117	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
118	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
119	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
120	Tokyo Eagle LLC	Star Tokyo	61,225	April 9, 2024	2015
121	ABY Five LLC	Star Monica	60,935	August 3, 2018	2015
122	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
123	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
124	Crane Shipping LLC	Crane	57,809	April 9, 2024	2010
125	Egret Shipping LLC	Egret Bulker	57,809	April 9, 2024	2010
126	Gannet Shipping LLC	Gannet Bulker	57,809	April 9, 2024	2010
127	Grebe Shipping LLC	Grebe Bulker	57,809	April 9, 2024	2010
128	Ibis Shipping LLC	Ibis Bulker	57,809	April 9, 2024	2010
129	Jay Shipping LLC	Jay	57,809	April 9, 2024	2010
130	Kingfisher Shipping LLC	Kingfisher	57,809	April 9, 2024	2010
131	Martin Shipping LLC	Martin	57,809	April 9, 2024	2010
132	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
133	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
134	Star Regg III LLC	Star Bright	55,569	October 10, 2018	2010
		Total DWT	13,446,902

(1)	Subject to a sale and leaseback financing transaction as further described in Note 8 to our consolidated financial statements included in the 2025 Annual Report.
(2)	In May 2026, we agreed to sell the vessel Star Eva, which is expected to be delivered to its new owners within the third quarter of 2026.

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Vessels Under Construction:

#	Wholly Owned Subsidiaries	Vessel Name	DWT	Shipyard	Expected Delivery Date
1	Star Blueseas II LLC	Star Bella	82,000	Hengli Shipbuilding Pte. Ltd.	Third quarter 2026
2	Star Blueseas III LLC	Star Kyra	82,000	Hengli Shipbuilding Pte. Ltd.	Third quarter 2026
3	Star Terra LLC	Star Irini	82,000	Qingdao Shipyard Co. Ltd.	Fourth quarter 2026
4	Star Nova LLC	Star Aline	82,000	Qingdao Shipyard Co. Ltd.	Fourth quarter 2026
5	Star Affinity LLC	Star Argyro	82,000	Qingdao Shipyard Co. Ltd.	Fourth quarter 2026
		Total DWT	410,000

Long-Term Time Charter-In Vessels:

In addition, we have entered into the following long-term charter-in arrangements:

#	Vessel Name	DWT	Built	Shipyard	Country	Delivery Date	Minimum Period
1	Star Shibumi (1)	180,000	2021	JMU	Japan	November 30, 2021	November 2028
2	Star Voyager (1)	82,000	2024	Tsuneishi, Zhousan	China	January 11, 2024	January 2031
3	Stargazer (1)	66,000	2024	Tsuneishi, Cebu	Philippines	January 16, 2024	January 2031
4	Star Explorer (1)	82,000	2024	JMU	Japan	March 8, 2024	March 2031
5	Star Earendel (1)	82,000	2024	JMU	Japan	June 28, 2024	June 2031
6	Star Illusion (1)	82,000	2024	Tsuneishi, Zhousan	China	October 11, 2024	October 2031
7	Star Thetis (1)	66,000	2024	Tsuneishi, Cebu	Philippines	November 12, 2024	November 2031
	Total DWT	640,000

(1)	Recognized as right-of-use assets and corresponding lease liabilities as further described in Note 7 to our consolidated financial statements included in the 2025 Annual Report.

Conditional Sale and Purchase Agreement:

On March 6, 2026, as previously announced, we entered into a conditional sale and purchase agreement with Diana Shipping Inc. (“Diana”) to acquire 16 secondhand vessels from Diana (the “Diana Purchase Agreement”) for $470.5 million in cash. The 16 vessels we agreed to acquire from Diana include one Newcastlemax, six Capesize vessels, seven Ultramax vessels and two Supramax vessels, with a total carrying capacity of 1.8 million dwt and an average age of 11.4 years. The Diana Purchase Agreement is subject to, among other conditions, the success of Diana’s offer to acquire Genco Shipping & Trading Ltd. The Company intends to fund the purchase price with a combination of existing cash resources, reserved from previous vessel sales, as well as new debt financing.

Liquidity and Capital Resources

Our principal sources of funds have been cash flow from operations, equity offerings, borrowings under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness, make dividend payments when approved by the Board of Directors and fund share repurchases when it is attractive to do so.

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Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions, if any, our newbuilding program and vessel upgrades, interest and principal payments on short-term outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from new debt and refinancings as well as equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, if any, funding required payments under our vessel financing and other financing agreements, paying cash dividends when declared and funding share repurchases, when our share price is trading at a significant discount to the estimated net liquidation value of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt and refinancings or lease financings, equity issuances and vessel sales. Please also refer to Note 13 to our unaudited interim condensed consolidated financial statements, included herein, for further discussion on our contractual commitments as of June 30, 2026.

As of August 4, 2026, we had total cash of $531.8 million and outstanding borrowings, including lease financing agreements, of $954.8 million.

Our debt agreements contain financial covenants and undertakings requiring us to maintain various ratios. A summary of these terms is included in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

We believe that our current cash balance, along with the undrawn amounts under the NBG Revolving Facility and ABN Revolving Facility and our operating cash flows to be generated over the short-term period will be sufficient to meet our known short-term and long-term liquidity requirements. These requirements include funding the operations of our fleet, capital expenditure requirements, including our commitments for the installation of Energy Saving Devices (“ESD”), telemetry equipment and other upgrades on our vessels, as well as the remaining contractual commitments of $118.4 million for the five vessels under construction, which we expect to finance through a combination of cash on hand and the remaining $78.0 million available for drawdown under the $130.0 million ESUN Facility. Further, the completion of the sale of the Star Eva (as described above under "Our Fleet") is expected to provide additional liquidity of approximately $17.5 million.

In addition, assuming the successful consummation of the Diana Purchase Agreement, we intend to fund the purchase price for the 16 vessels through a combination of existing cash reserves, including proceeds from previous vessel sales, as well as new debt financing. We have received a number of financing proposals from leading financial institutions in connection with obtaining new senior secured debt facilities related to this transaction and are currently evaluating these proposals.

We may seek additional indebtedness to finance future vessel acquisitions and our newbuilding program to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the cash portion of the acquisition or construction cost of dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. We may also use the proceeds from potential equity or debt offerings to finance future vessel acquisitions. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition and construction of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions and newbuilding contracts will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However, our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, prevailing interest rates, weakness in the financial and equity markets and contingencies and uncertainties that are beyond our control. Our liquidity is also impacted by our dividend policy, as discussed below.

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Dividend Policy

Our dividend policy is described in Item 8. Financial Information-A. Consolidated statements and other financial information—Dividend Policy of our 2025 Annual Report.

Under our amended dividend policy approved by our Board of Directors and announced on February 25, 2026, we may approve the distribution of 100% of Cash Flow (as defined in the dividend policy) for a given quarter to shareholders. Notwithstanding the Cash Flow calculation described above, we have established a minimum quarterly dividend of $0.05 per share, which we intend to pay even in circumstances where the quarterly Cash Flow would otherwise result in a lower or no dividend. On August 5, 2026, our Board of Directors declared a quarterly cash dividend of $0.90 per share, payable on or about September 3, 2026, to all shareholders of record as of August 21, 2026.

Since Star Bulk is a holding company with no material assets other than the shares of its subsidiaries through which it conducts its operations, Star Bulk’s ability to pay dividends in the future will depend on its subsidiaries’ ability to distribute funds to it. Any future dividends declared will be at the discretion and remain subject to approval of our Board of Directors each quarter after its review of our financial performance and position and other factors, including but not limited to our dividend policy, earnings, the prevailing charter market conditions, capital requirements, restrictions in our loan agreements, if any, and applicable provisions of Marshall Islands law, which generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. Star Bulk’s dividend policy and declaration and payment of dividends may be changed at any time and are subject to available funds and our Board of Directors’ determination that each declaration and payment is at the time in the best interests of Star Bulk and its shareholders after its review of our financial performance. Accordingly, there can be no assurance that our Board of Directors will declare dividends in any future period.

8

Other Recent Developments

Please refer to Note 18 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2026.

Operating Results

Factors Affecting Our Results of Operations

We deploy our vessels on a mix of short- to medium-term time charters or voyage charters, contracts of affreightment or in dry bulk carrier pools, according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions. The following table reflects certain operating data of our fleet, including our ownership days and TCE rates, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

	Six-month period ended June 30,
(TCE rates expressed in U.S. Dollars)	2025	2026
Average number of vessels (1)	149.2	134.8
Number of vessels (2)	145	135
Average age of operational fleet (in years) (3)	12.4	12.8
Ownership days (4)	26,998	24,401
Available days (5)	25,730	23,202
Charter-in days (6)	2,029	1,673
Daily Time Charter Equivalent Rate (7)	$13,034	$21,4965

(1)	Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2)	As of the last day of each period reported.
(3)	Average age of our operational fleet is calculated as of the end of each period.
(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5)	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.
(6)	Charter-in days are the total days that we charter-in third party vessels.
(7)	Time charter equivalent (“TCE”) rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and charter-in vessels). TCE rate is a metric of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of voyage revenues net of voyage expenses, charter-in hire expenses, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE Revenues, which is a non-GAAP measure, and TCE rate, which is a non-GAAP metric, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance metric used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and pool arrangements) under which its vessels may be employed between the periods. TCE Revenues and TCE rate, as presented below, may not necessarily be comparable to those of other companies due to differences in methods of calculation.

9

The following table reflects the calculation of our TCE rates as discussed in footnote (7) above. The table presents reconciliation of TCE Revenues to voyage revenues as reflected in the unaudited interim condensed consolidated income statements.

	Six-month period ended June 30,
(In thousands of U.S. Dollars, except for TCE rates)	2025	2026
Voyage revenues	$478,058	$638,564
Less:
Voyage expenses	(112,164)	(110,373)
Charter-in hire expenses	(33,210)	(27,103)
Realized gain/(loss) on FFAs/bunker swaps, net	2,680	(2,363)
Time Charter equivalent revenues	$335,364	$498,725

Available days	25,730	23,202
Daily Time Charter Equivalent Rate ("TCE")	$13,034	$21,495

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the number of charter-in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a medium- to long-term period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance.

10

Voyage Expenses

Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Voyage expenses are incurred for our owned and chartered-in vessels during voyage charters or when the vessel is unemployed. Bunker expenses, port and canal charges primarily increase in periods during which vessels are employed on voyage charters because these expenses are paid by the owners (whereas these expenses would otherwise be paid by the charterer under a time charter contract).

Charter-in Hire Expenses

Charter-in hire expenses represent hire expenses for chartering-in third party vessels, either under time charters or voyage charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, maintenance expenses, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the size, age and general condition of the vessel, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value. We estimate the salvage value of each vessel to be $400 per light weight ton.

Management Fees

Management fees include fees paid to third parties as well as related parties providing certain procurement services to our fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors’ and executives’ compensation, share based compensation, legal, consulting, audit and accounting expenses.

Other Operational Gain

Other operational gain includes gain from all other operating activities which are not related to the principal activities of the Company, such as gain from insurance claims.

11

Gain/(Loss) on Forward Freight Agreements and Bunker Swaps, net

When deemed appropriate from a risk management perspective, we take positions in freight derivatives, including FFAs and freight options with an objective to utilize those instruments as economic hedges to reduce the risk on specific vessels trading in the spot market and to take advantage of short-term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum. The settlement amount is an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled mainly through reputable exchanges such as European Energy Exchange (“EEX”) or Singapore Exchange (“SGX”) so as to limit our exposure in over-the-counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. The fair value of the FFAs or freight options is treated as an asset or liability until they are settled with the change in their fair value being reflected in earnings. Any such settlements by us or settlements to us under FFAs or freight options, if any, are recorded under Gain/(Loss) on forward freight agreements and bunker swaps, net.

Also, when deemed appropriate from a risk management perspective, we enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled mainly through reputable exchanges such as Intercontinental Exchange (“ICE”) so as to limit our counterparty exposure in over-the-counter transactions. Bunker price differentials paid or received under the swap agreements as well as changes in their fair value are recognized under Gain/(Loss) on forward freight agreements and bunker swaps, net.

The fair value of freight derivatives and bunker swaps is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as EEX, SGX or ICE). Our FFAs and bunker swaps do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under Gain/(Loss) on forward freight agreements and bunker swaps, net.

Gain/(Loss) on Sale of Vessels

Gain/(Loss) on sale of vessels represents net gains/(losses) from the sale of our vessels concluded during the period.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including sale and leaseback financing transactions). We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest Income and Other Income/(Loss)

We earn interest income on our cash deposits with our lenders and other financial institutions. Other income/(loss) mainly consists of gains/(losses) from realized and unrealized foreign exchange differences.

12

Results of Operations

The six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025

Voyage revenues net of Voyage expenses: Voyage revenues for the six-month period ended June 30, 2026 increased to $638.6 million from $478.1 million in the corresponding period in 2025. Time charter equivalent revenues (“TCE Revenues”) (as defined above) increased to $498.7 million compared to $335.4 million for the corresponding period in 2025. The increase in both Voyage revenues and TCE Revenues, despite the decrease in the average number of vessels in our fleet to 134.8 from 149.2 during the relevant periods, was primarily attributable to the significantly higher charter rates, as also reflected in the increase in our TCE rate to $21,495 for the first half of 2026 compared to $13,034 for the corresponding period in 2025. In addition, TCE Revenues and the TCE rate for the six-month period ended June 30, 2026, were positively impacted by a gain of approximately $27.0 million recognized on the sale of bunkers upon the delivery/redelivery of our vessels to charterers. This gain was primarily driven by the significant increase in bunker prices late in the first half of 2026, following the escalation of the geopolitical conflicts in the Middle East. Please refer to the table above for the calculation of the TCE Revenues and TCE rate and their reconciliation with Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Charter-in hire expenses: Charter-in hire expenses for the six-month periods ended June 30, 2026 and 2025 were $27.1 million and $33.2 million, respectively. The decrease was primarily attributable to the decrease in charter-in days to 1,673 in the first half of 2026 from 2,029 in the corresponding period in 2025.

Vessel operating expenses: Vessel operating expenses for the six-month periods ended June 30, 2026 and 2025 were $126.1 million and $135.9 million, respectively. The decrease in our operating expenses was primarily due to the decrease in the average number of vessels in our fleet to 134.8 from 149.2 during the relevant periods.

Dry docking expenses: Dry docking expenses for the six-month periods ended June 30, 2026 and 2025 were $39.1 million and $45.7 million, respectively. During the first half of 2026, 20 vessels completed their scheduled periodic dry docking surveys, including three dry dockings that commenced in the fourth quarter of 2025. During the corresponding period in 2025, 25 vessels completed their scheduled periodic dry docking surveys. The decrease in dry docking expenses, apart from the lower number of vessels that underwent and completed dry docking surveys in the first half of 2026, reflects the timing differences in the commencement and completion of dry dockings across quarters.

Depreciation: Depreciation expense for the six-month periods ended June 30, 2026 and 2025 was $79.4 million and $85.6 million, respectively. The decrease is driven by the decrease in the average number of vessels in our fleet to 134.8 from 149.2 during the relevant periods.

General and administrative expenses and Management fees: General and administrative expenses for the six-month periods ended June 30, 2026 and 2025 were $30.5 million and $33.5 million, respectively. Vessel management fees in the first half of 2026 amounted to $11.1 million compared to $11.5 million for the corresponding period in 2025. The decrease in both general and administrative expenses and management fees was mainly attributable to the decrease in the average number of vessels in our fleet, as described above.

Other operational gain: Other operational gain for the six-month period ended June 30, 2026 amounted to $3.2 million, primarily consisting of a $2.2 million gain resulting from various insurance proceeds and $0.8 million from the write-off of previously recorded accruals and liabilities that were no longer expected to require settlement. Other operational gain for the six-month period ended June 30, 2025 amounted to $13.7 million, primarily consisting of a $4.5 million gain resulting from various insurance proceeds and $9.3 million from the write-off of previously recorded accruals and liabilities that the Company no longer expects to require settlement.

Gain/(Loss) on forward freight agreements and bunker swaps, net: For the six-month period ended June 30, 2026, we incurred a net loss on FFAs and bunker swaps of $3.8 million, consisting of an unrealized loss of $1.5 million and a realized loss of $2.3 million. For the six-month period ended June 30, 2025, we incurred a gain on FFAs and bunker swaps of $4.3 million, consisting of an unrealized gain of $1.6 million and a realized gain of $2.7 million.

Gain/(Loss) on sale of vessels: Our results for the six-month period ended June 30, 2026, include an aggregate net gain of $12.5 million which resulted from the completion of the sale of the vessels Star Stonington, Star Scarlett, Star Mariella and Star Moira, as discussed under section “Our Fleet” above. For the six-month period ended June 30, 2025, an aggregate net loss of $8.7 million resulted from the completion of certain vessel sales during the relevant period.

Interest and finance costs: Interest and finance costs for the six-month periods ended June 30, 2026 and 2025 were $25.3 million and $38.1 million, respectively. The decrease was primarily driven by a reduction in loan interest expense resulting from significantly lower weighted average outstanding indebtedness and reduced weighted average interest rates during the first half of 2026.

Interest income and other income/(loss): Interest income and other income/(loss) for the six-month periods ended June 30, 2026 and 2025 were $4.2 million and $10.1 million, respectively. The decrease primarily reflects a foreign exchange loss of $2.6 million incurred during the first half of 2026, compared to a foreign exchange gain of $2.4 million incurred during the first half of 2025, along with decreased interest income earned during the first half of 2026 compared to the corresponding period in 2025.

13

Cash Flows

Net cash provided by operating activities for the six-month periods ended June 30, 2026 and 2025 was $262.3 million and $103.0 million, respectively. The increase was primarily driven by higher voyage revenues resulting from increased charter rates due to stronger market conditions during the six-month period ended June 30, 2026 compared to the corresponding period in 2025. In addition, lower operating expenses attributable to the lower average number of vessels in our fleet, together with lower loan interest expense, as discussed above, further contributed to the increase. These favorable factors were partially offset by higher working capital outflows, primarily due to increases in trade receivables and inventories associated with the stronger market environment during the period.

Net cash used in investing activities for the six-month period ended June 30, 2026 was $17.3 million while the net cash provided by investing activities for the six-month period ended June 30, 2025 was $59.8 million. The decrease was primarily due to i) higher cash payments for pre-delivery and delivery installments on vessels under construction and upgrades and other fixed assets, totaling $99.3 million in the first half of 2026 compared to $15.1 million in the corresponding period of 2025 and ii) lower cash inflows from hull and machinery insurance proceeds, totaling $1.2 million in the first half of 2026 compared to $10.1 million in the corresponding period of 2025. Furthermore, the decrease was partially offset by i) higher vessel sale proceeds of $80.1 million in the first half of 2026 compared to $65.7 million in the same period of 2025, and ii) the proceeds from sale of equity in investee totaling $0.6 million in the first half of 2026.

Net cash used in financing activities for the six-month periods ended June 30, 2026 and 2025 was $181.6 million and $172.9 million, respectively. This increase was primarily due to an increase in dividend payments to $97.6 million in the first half of 2026 compared to $16.1 million during the same period in 2025, partially offset by lower debt repayments and prepayments of $308.3 million in the first half of 2026 compared to $335.1 million during the same period in 2025 as well as by higher proceeds from new debt of $272.0 million in the first half of 2026 compared to $248.0 million during the corresponding period in 2025. Furthermore, the increase was also partially offset by lower cash used in repurchases of common shares of $46.3 million in the first half of 2026 compared to $68.9 million during the corresponding period in 2025.

Critical Accounting Estimates

For a description of all our critical accounting estimates, see Note 2 to our audited financial statements and “Item 5. Operating and Financial Review and Prospects,” included in our 2025 Annual Report. There have been no material changes from the “Critical Accounting Estimates” previously disclosed in our 2025 Annual Report.

14

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Unaudited Consolidated Balance Sheets as of December 31, 2025 and June 30, 2026	F-2

Unaudited Interim Condensed Consolidated Income Statements for the six-month periods ended June 30, 2025 and 2026	F-3

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the six-month periods ended June 30, 2025 and 2026	F-4
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the six-month periods ended June 30, 2025 and 2026	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2025 and 2026	F-6
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

F-1

STAR BULK CARRIERS CORP.
Unaudited Consolidated Balance Sheets
As of December 31, 2025 and June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	December 31, 2025	June 30, 2026
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$488,511	$498,165
Restricted cash, current (Notes 9 and 14)	11,808	65,502
Trade accounts receivable, net	83,587	97,192
Inventories (Note 5)	51,477	75,014
Due from managers	52	—
Due from related parties (Note 3)	79	—
Prepaid expenses and other receivables	12,694	11,516
Derivatives, current asset portion (Note 14)	617	—
Other current assets (including $1,517 and $1,470 of investment in debt security as of December 31, 2025 and June 30, 2026 respectively, Note 14)	34,520	49,540
Vessel held for sale (Note 6)	—	10,950
Total Current Assets	683,345	807,879

FIXED ASSETS
Advances for vessels under construction (Note 6)	87,277	62,929
Vessels and other fixed assets, net (Note 6)	2,874,947	2,838,550
Total Fixed Assets	2,962,224	2,901,479

OTHER NON-CURRENT ASSETS
Long-term investment (Note 4)	826	452
Restricted cash, non-current (Note 9)	1,615	1,615
Operating leases, right-of-use assets (Note 7)	157,058	142,424
Other non-current assets	317	314
TOTAL ASSETS	$3,805,385	$3,854,163

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans & revolving facilities (Note 9)	$226,137	$230,850
Lease financing short term (Note 8)	2,731	2,731
Accounts payable	49,456	59,700
Due to managers	12,151	13,130
Due to related parties (Note 3)	3,557	1,792
Accrued liabilities	38,660	56,011
Operating lease liabilities, current (Note 7)	28,624	28,416
Derivatives, current liability portion (Note 14)	—	854
Deferred revenue	20,361	26,494
Other current liabilities	2,000	2,000
Total Current Liabilities	383,677	421,978

NON-CURRENT LIABILITIES
Long-term bank loans & revolving facilities, net of current portion and unamortized loan issuance costs of $5,321 and $4,717 as of December 31, 2025 and June 30, 2026, respectively (Note 9)	833,533	794,519
Lease financing long term, net of unamortized lease issuance costs of $17 and $nil, as of December 31, 2025 and June 30, 2026, respectively (Note 8)	9,827	8,478
Operating lease liabilities, non-current (Note 7)	128,434	114,008
Other non-current liabilities	651	700
TOTAL LIABILITIES	1,356,122	1,339,683

COMMITMENTS & CONTINGENCIES (Note 13)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2025 and June 30, 2026, respectively (Note 10)	—	—
Common Shares, $0.01 par value, 300,000,000 shares authorized; 113,424,507 shares issued and outstanding as of December 31, 2025; 111,985,280 shares issued and 111,671,386 shares (net of treasury shares) outstanding as of June 30, 2026 (Note 10)	1,134	1,120
Additional paid in capital (Note 10)	3,003,587	2,971,616
Treasury shares (nil shares as of December 31, 2025 and 313,894 shares as of June 30, 2026) (Note 9)	—	(8,439)
Accumulated other comprehensive income	321	61
Accumulated deficit	(555,779)	(449,878)
Total Shareholders' Equity	2,449,263	2,514,480
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,805,385	$3,854,163

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

STAR BULK CARRIERS CORP.
Unaudited Interim Consolidated income Statements
For the six-month periods ended June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2025	2026

Revenues:
Voyage revenues (Note 16)	$478,058	$638,564

Expenses/(Income)
Voyage expenses (Note 4)	112,164	110,373
Charter-in hire expenses (Note 7)	33,210	27,103
Vessel operating expenses	135,897	126,112
Dry docking expenses	45,703	39,146
Depreciation (Note 6)	85,562	79,361
Management fees (Note 3)	11,494	11,084
General and administrative expenses (Note 3)	33,497	30,546
Other operational loss	1,590	1,421
Other operational gain (Notes 4 and 15)	(13,727)	(3,161)
Loss on bad debt	—	98
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 14)	(4,335)	3,834
(Gain)/Loss on sale of vessels (Note 6)	8,698	(12,526)
Total operating expenses, net	449,753	413,391
Operating income	28,305	225,173

Other Income/ (Expenses):
Interest and finance costs (Note 9)	(38,133)	(25,339)
Interest income and other income/(loss)	10,087	4,223
Gain/(Loss) on derivative financial instruments, net (Note 14)	446	212
Loss on debt extinguishment, net (Note 9)	(186)	(821)
Total other expenses, net	(27,786)	(21,725)

Income before equity in income/(loss) of investee	519	203,448
Equity in income/(loss) of investee (Note 4)	(18)	33
Net income	501	203,481
Earnings per share, basic	$0.00	$1.83
Earnings per share, diluted	0.00	1.82
Weighted average number of shares outstanding, basic (Note 11)	116,583,497	111,297,374
Weighted average number of shares outstanding, diluted (Note 11)	116,755,442	111,697,798

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income / (Loss)
For the six-month periods ended June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2025	2026
Net income	$501	$203,481
Other comprehensive income / (loss):
Unrealized gains / (losses) from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	(684)	—
Unrealized gain / (loss) from investment in debt security recognized in Other comprehensive income/(loss) before reclassifications (Note 14)	58	(48)
Less:
Reclassification adjustments of interest rate swap gain/(loss) (Notes 9 and 14)	(891)	(212)
Other comprehensive income / (loss)	(1,517)	(260)
Total comprehensive income / (loss)	$(1,016)	$203,221

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity
For the six-month periods ended June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Treasury Stock	Total Shareholders' Equity
BALANCE, January 1, 2025	117,630,112	$1,142	$3,083,906	$2,299	$(605,572)	$—	$2,481,775
Net income	—	—	—	—	501	—	501
Other comprehensive income / (loss)	—	—	—	(1,517)	—	—	(1,517)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 12)	1,240,267	12	6,419	—	—	—	6,431
Dividends declared ($0.14 per share) (Note 10)	—	—	—	—	(16,081)	—	(16,081)
Repurchase and cancellation of common shares (Note 10)	(4,215,068)	(42)	(67,650)	—	—	—	(67,692)
Repurchase of treasury stock	—	—	—	—	—	(1,197)	(1,197)
Sale of subsidiaries Cyprus & Germany	—	34	(28)	—	(5)	—	1
BALANCE, June 30, 2025	114,655,311	$1,146	$3,022,647	$782	$(621,157)	$(1,197)	$2,402,221

BALANCE, January 1, 2026	113,424,507	$1,134	$3,003,587	$321	$(555,779)	$—	$2,449,263
Net income	—	—	—	—	203,481	—	203,481
Other comprehensive income / (loss)	—	—	—	(260)	—	—	(260)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 12)	455,130	5	5,897	—	—	—	5,902
Dividends declared ($0.87 per share) (Note 10)	—	—	—	—	(97,580)	—	(97,580)
Repurchase and cancellation of common shares (Note 10)	(1,894,357)	(19)	(37,868)	—	—	—	(37,887)
Repurchase of treasury stock	—	—	—	—	—	(8,439)	(8,439)
BALANCE, June 30, 2026	111,985,280	$1,120	$2,971,616	$61	$(449,878)	$(8,439)	$2,514,480

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2025	2026
Cash Flows from Operating Activities:
Net income	$501	$203,481
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	85,562	79,361
Amortization of debt (loans & leases) issuance costs	1,633	1,381
Noncash lease expense	13,906	14,634
Loss on debt extinguishment, net	186	821
(Gain)/Loss on sale of vessels	8,698	(12,526)
Loss on bad debt	—	98
Share-based compensation	6,431	5,902
Change in fair value of derivatives and amortization of OCI	(1,701)	1,259
Other non-cash charges	(159)	49
Write-off of accruals and current liabilities	(9,266)	(776)
Loss / (Gain) on sale of equity in investee	—	(194)
Gain on hull and machinery claims	(177)	(270)
Equity in loss/(income) of investee	18	(33)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	9,021	(13,703)
Inventories	4,389	(22,680)
Prepaid expenses and other receivables	4,506	(15,381)
Derivatives asset	135	—
Accrued income	67	—
Due from related parties	1	79
Due from managers	43	52
Other non-current assets	30	3
Increase/(Decrease) in:
Accounts payable	(6,374)	12,214
Operating lease liability	(13,906)	(14,634)
Due to related parties	(1,881)	(1,765)
Accrued liabilities	(5,492)	17,617
Due to managers	9,617	1,153
Deferred revenue	(2,787)	6,133
Net cash provided by / (used in) Operating Activities	103,001	262,275

Cash Flows from Investing Activities:
Advances for vessels acquisitions, vessels under construction, vessel upgrades and other fixed assets	(15,093)	(99,272)
Cash proceeds from vessel sales	65,672	80,137
Proceeds from sale of equity in investee	—	600
Investment in debt security	(914)	—
Hull and machinery insurance proceeds	10,088	1,218
Net cash provided by / (used in) Investing Activities	59,753	(17,317)

Cash Flows from Financing Activities:
Proceeds from bank loans	248,000	272,000
Loan and lease prepayments and repayments	(335,082)	(308,271)
Financing and debt extinguishment fees paid	(816)	(1,433)
Dividends paid	(16,081)	(97,580)
Repurchase of common shares and treasury stock	(68,889)	(46,326)
Net cash provided by / (used in) Financing Activities	(172,868)	(181,610)

Net increase/(decrease) in cash and cash equivalents and restricted cash	(10,114)	63,348
Cash and cash equivalents and restricted cash at beginning of the period	440,880	501,934

Cash and cash equivalents and restricted cash at end of the period	$430,766	$565,282
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest, net of amount capitalized	$35,737	$30,050
Non-cash investing and financing activities:
Vessel upgrades	7,893	6,198
Unpaid costs of sales of vessels	722	360
Right-of-use assets and lease obligations for charter-in contracts	500	—
Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$395,636	$498,165
Restricted cash, current	30,515	65,502
Restricted cash, non-current	4,615	1,615
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$430,766	$565,282

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-6

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.                Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains offices in Athens, New York, Connecticut (Stamford) and Singapore. Star Bulk’s common shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK”.

The unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its wholly owned subsidiaries (collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements for the year ended December 31, 2025 and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2026 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025 included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”). The balance sheet as of December 31, 2025 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all the information and footnotes required by U.S. GAAP for complete financial statements.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2025 Annual Report.

As of June 30, 2026, the Company owned a modern fleet of 135 dry bulk vessels (one of which was classified as held for sale) consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Ultramax and Supramax vessels with a carrying capacity between 55,569 deadweight tonnage (“dwt”) and 209,537 dwt, and a combined carrying capacity of 13.5 million dwt and an average age of 12.8 years. Also, as of June 30, 2026, the Company has five 82,000 dwt Kamsarmax vessels on order with expected deliveries between the third and fourth quarters of 2026. In addition, the Company charters-in a number of third-party vessels on both a short-term and long-term basis to increase its operating capacity in order to satisfy its clients’ needs. Specifically, as of June 30, 2026, the Company charters-in seven vessels on a long-term basis.

2.                Significant accounting policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2025 Annual Report. During the six-month period ended June 30, 2026, except for the recent accounting pronouncements described below, there were no other significant changes to the Company’s significant accounting policies or recent accounting pronouncements issued that the Company expects to have a potential impact on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

F-7

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.                Significant accounting policies and recent accounting pronouncements - continued:

In May 2026, the FASB issued Accounting Standards Update No. 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818), which establishes guidance for the recognition, measurement, presentation and disclosure of environmental credits and related environmental credit obligations. The amendments are effective for annual reporting periods beginning after December 15, 2027, including interim periods within those annual reporting periods, with early adoption permitted, and are required to be applied retrospectively. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures.

3.                Transactions with Related Parties:

Details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2026, and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

Transactions and balances with related parties are analyzed as follows:

a)	Management and Directors Fees: As of December 31, 2025, and as of June 30, 2026, the amount payable due to consultancy agreements and directors’ fees amounted to $225 and $147, respectively, and is presented within “Due to related parties” in the unaudited consolidated balance sheets. The consultancy agreements’ expenses for the six-month periods ended June 30, 2025 and 2026 amounted to $395 and $397, respectively, and are presented within “General and Administrative expenses” in the unaudited consolidated income statements.

b)	Oceanbulk Maritime S.A. and its affiliates (or “Oceanbulk Maritime”): As of December 31, 2025, an amount of $45 due from Oceanbulk Maritime is presented within “Due from related parties” in the unaudited consolidated balance sheet. There was no outstanding balance as of June 30, 2026.

c)	Iblea Ship Management Limited and Megara Shipmanagement Ltd.: As of December 31, 2025, and as of June 30, 2026, the amount payable to Iblea Ship Management Limited and Megara Shipmanagement Ltd. amounted to $3,332 and $1,645 and is presented within “Due to related parties” in the unaudited consolidated balance sheets. The related management fees for the six-month periods ended June 30, 2025 and 2026 amounted to $1,465 and $1,955, respectively, and are presented within “Management fees” in the unaudited consolidated income statements.

F-8

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

4.                Equity Method Investments:

Details of the Company’s equity method investments did not change in the six-month period ended June 30, 2026, and are discussed in Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

a)	Interchart Shipping Inc. (or “Interchart”): In January 2026, the Company sold its holding to an unrelated party, resulting in a gain of $194 which is presented under “Other operational gain” in the unaudited interim condensed consolidated income statement for the six-month period ended June 30, 2026. The income or loss on investment is presented under “Equity in income/(loss) of investee” in the unaudited interim condensed consolidated income statements and amounted to ($55) and nil for the six-month periods ended June 30, 2025 and 2026 respectively. The related expenses for chartering, brokering and commercial services provided are presented under “Voyage expenses” in the unaudited interim condensed consolidated income statements and amounted to $2,070 and nil for the six-month periods ended June 30, 2025 and 2026, respectively.
b)	StarOcean Manning Philippines Inc. (or “Starocean”): The Company has a 25% ownership interest in Starocean. This investment is accounted for as an equity method investment. It is presented within “Long term investment” in the unaudited consolidated balance sheets and amounted to $294 as of December 31, 2025 and $327 as of June 30, 2026. The income on investment is presented under “Equity in income/(loss) of investee” in the unaudited interim condensed consolidated income statements and for the six-month periods ended June 30, 2025 and 2026 amounted to $37 and $33, respectively.
c)	Capesize Chartering Ltd. (or “CCL Pool”): The Company holds 33% of the CCL Pool. The investment in CCL Pool is presented within “Long term investment” in the unaudited consolidated balance sheets and amounted to $125 as of December 31, 2025 and as of June 30, 2026. The Company’s subsequent share of results of CCL Pool was insignificant for the six-month periods ended June 30, 2025 and 2026.

F-9

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.                Inventories:

The amounts shown in the unaudited consolidated balance sheets are analyzed as follows:

	December 31, 2025	June 30, 2026
Lubricants	$15,435	$16,259
Bunkers	36,042	58,755
Total	$51,477	$75,014

6.                Vessels and other fixed assets, net, Vessel held for sale and Advances for vessels under construction:

Vessels and other fixed assets, net

The amounts in the unaudited consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2025	$3,997,911	$(1,122,964)	$2,874,947
- Transfer from advances for vessels under construction	111,511	—	111,511
- Vessel upgrades and other vessel costs	8,704	—	8,704
- Other fixed assets	1,805	—	1,805
- Vessel sales	(105,922)	37,816	(68,106)
- Vessel transferred to held for sale	(25,226)	14,276	(10,950)
- Depreciation for the period	—	(79,361)	(79,361)
Balance, June 30, 2026	$3,988,783	$(1,150,233)	$2,838,550

In December 2025, the Company agreed to sell the vessel Star Stonington, which was delivered to its new owners on February 3, 2026. During the six-month period ended June 30, 2026, the Company agreed to sell the vessels Star Scarlett, Star Mariella and Star Moira, which were delivered to their new owners within the same period. The aggregate gain on the sale of the aforementioned vessels is included under “Gain/(Loss) on sale of vessels” in the unaudited interim condensed consolidated income statement for the six-month period ended June 30, 2026 .

Moreover, during the six-month period ended June 30, 2026, the Company agreed to sell the vessel Pendulum, which was delivered to its new owner on July 6, 2026 (Note 18a) and the vessel Star Eva, which is expected to be delivered to its new owners within the third quarter of 2026. Given that the vessel Pendulum was not employed as of June 30, 2026, the Company concluded that it met the criteria for classification as held for sale as of that date.

As of June 30, 2026, 102 of the Company’s vessels, having a net carrying value of $2,252,979, serve as collateral under certain of the Company’s loan facilities and were subject to first-priority mortgages (Note 9). Title of ownership is held by the relevant lenders for another 2 vessels with a carrying value of $36,398 to secure the relevant sale and lease back financing transactions (Note 8).

The amounts reported under “Vessel upgrades and other vessel costs” in the table above which were incurred during the six-month period ended June 30, 2026 mainly include costs related to the Company’s continued technical upgrades to its fleet, such as the installation of ballast water management systems (“BWTS”) and Energy Saving Devices (“ESD”).

F-10

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.                Vessels and other fixed assets, net, Vessel held for sale and Advances for vessels under construction- continued:

Advances for vessels under construction:

During 2023, the Company entered into five firm shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of five 82,000 dwt Kamsarmax newbuilding vessels. The delivery of two of these vessels, Star Evelina and Star Emma, took place on May 22, 2026 and on May 25, 2026, respectively . The related delivery installments were financed through the drawdown of $52,000 under the ESUN $130,000 Facility. The delivery of the remaining three vessels is scheduled progressively within the fourth quarter of 2026.

Furthermore, during 2025, the Company entered into three novation and amendment agreements with Hengli Shipbuilding (Singapore) Pte. Ltd. and Hengli Shipbuilding (Dalian) Co. Ltd. for the acquisition of three 82,000 dwt Kamsarmax newbuilding vessels. The delivery of one of these vessels, Star Ellie, took place on June 29, 2026, while the remaining two vessels that are currently under construction are scheduled to be delivered within the third quarter of 2026.

The amounts shown in the unaudited consolidated balance sheets are analyzed as follows:

Balance, December 31, 2025	$87,277
- Pre-delivery and delivery yard installments and capitalized expenses	84,753
- Capitalized interest and finance costs	2,410
- Transfers to Vessels and other fixed assets, net	(111,511)
Balance, June 30, 2026	$62,929

As of June 30, 2026, the total aggregate remaining contracted price, including scrubber installation costs, for the remaining five vessels under construction was $122,035, payable in periodic installments until their expected deliveries from the shipyard as described above.

F-11

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.                Operating leases:

a) Time charter-in vessel agreements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2025 and June 30, 2026 in connection with the Company’s time charter-in vessel arrangements that have an initial lease term exceeding 12 months (Note 1), amounted to $154,326 and $140,237, respectively, and are included under “Operating leases, right-of-use assets” and “Operating lease liabilities current and non-current” in the unaudited consolidated balance sheets. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of asset, at each lease commencement, is approximately 5.4%. The payments required to be made after June 30, 2026, for these outstanding operating lease liabilities, are as follows:

Twelve month periods ending	Amount
June 30, 2027	$34,447
June 30, 2028	36,545
June 30, 2029	31,981
June 30, 2030	29,405
June 30, 2031	24,073
June 30, 2032 and thereafter	3,208
Total undiscounted lease payments	$159,659
Discount based on incremental borrowing rate	(19,422)
Present value of lease liability	$140,237
Operating lease liabilities, current	27,452
Operating lease liabilities, non-current	112,785

The weighted average remaining lease term of these charter-in vessel arrangements as of June 30, 2026 is 4.7 years. The charter-in hire expenses for the long-term charter-in arrangements for the six-month periods ended June 30, 2025 and 2026, were $18,453 and $18,218, respectively, and are included under “Charter-in hire expenses” in the unaudited interim condensed consolidated income statements.

F-12

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.                Operating leases - continued:

b) Office rental arrangements

The carrying value of the assets and liabilities recognized on the balance sheet as of December 31, 2025 and June 30, 2026 in connection with the office rental arrangements, amounted to $2,732 and $2,187, respectively, and are included under “Operating leases, right-of-use assets” and “Operating lease liabilities current and non-current” in the unaudited consolidated balance sheets. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of asset, at each lease commencement, is approximately 5.2%. The office rental payments required to be made after June 30, 2026, for these outstanding operating lease liabilities, are as follows:

Twelve month periods ending	Amount
June 30, 2027	$1,049
June 30, 2028	725
June 30, 2029	446
June 30, 2030	130
June 30, 2031	14
Total undiscounted lease payments	$2,364
Discount based on incremental borrowing rate	(177)
Present value of lease liability	$2,187
Operating lease liabilities, current	964
Operating lease liabilities, non-current	1,223

The weighted average remaining lease term of these office rental arrangements as of June 30, 2026 is 2.6 years. The lease expenses for these office rental arrangements for the six-month periods ended June 30, 2025 and 2026 were $831 and $700, respectively, and are included under “General and administrative expenses” in the unaudited interim condensed consolidated income statements.

F-13

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.                Lease financings:

Details of the Company’s lease financings are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

The Company’s lease financings bear interest at SOFR plus a margin. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the unaudited interim condensed consolidated income statements (Note 9).

The principal payments required to be made after June 30, 2026, for the outstanding finance lease obligations recognized on the unaudited consolidated balance sheet, as of that date, are as follows:

Twelve month periods ending	Amount
June 30, 2027	$2,731
June 30, 2028	2,731
June 30, 2029	4,383
June 30, 2030	1,364
Total bareboat lease minimum payments	$11,209
Lease financing short term	2,731
Lease financing long term	8,478

9.                Long-term bank loans & Revolving Facilities:

Details of the Company’s credit facilities are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report and supplemented by the new loan activities described below.

i) NBG $80,000 Facility:

On March 27, 2026, the Company entered into a loan agreement with National Bank of Greece S.A. (“NBG”), for a loan amount of up to $80,000 (the “NBG $80,000 Facility”) which was drawn on March 30, 2026. The proceeds were used to refinance the outstanding balance under the then-existing NBG $151,085 Facility, as discussed below, and for general business purposes. Following the prepayments discussed below, the NBG $80,000 Facility is repayable in 15 equal consecutive quarterly installments of $3,412 and a balloon payment of $15,334, due in March 2030, along with the last installment and is secured by first priority mortgages on the vessels Star Nasia, Star Renee, Star Markella, Star Helena, Star Maria, Star Angelina, Star Gwyneth, Kymopolia, Star Despoina, Star Piera, Star Marianne and Star Nina.

ii) NBG Revolving Facility:

On March 31, 2026, the available amount under the NBG Revolving Facility was reduced from $65,000 to $60,000. On June 30, 2026, an amount of $60,000 was drawn (the “Third Drawing”), which was repaid in July 2026. Following the repayment of the Third Drawing, each amount drawn under the NBG Revolving Facility will be secured by first priority mortgages on the vessels Star Pauline, Star Borneo, Star Marilena, Star Bueno, Star Angie, Star Kamila and Star Sophia.

F-14

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9.                Long-term bank loans & Revolving Facilities - continued:

iii) Nordea $50,000 Facility:

On April 20, 2026, the Company entered into an amended loan agreement with Nordea Bank ABP (“Nordea”) in respect of the Nordea $50,000 Facility. The amendment provides for a lower interest margin and extends the final repayment date from 2028 to 2031.

iv) Fubon $80,000 Facility:

On June 1, 2026, the Company entered into a loan agreement with Taipei Fubon Commercial Bank Co. Ltd. (“Fubon”) for a loan amount of up to $80,000 (the “Fubon $80,000 Facility”), which was drawn on June 10, 2026. The proceeds were used partially to replenish cash used for the prepayment of the outstanding balance under the then-existing CEXIM $106,470 Facility, as discussed below. The Fubon $80,000 Facility is repayable in 28 equal consecutive quarterly installments of $1,667 and a balloon payment of $33,333, due in June 2033 along with the last installment and is secured by first priority mortgages on the vessels Katie K and Debbie H.

F-15

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9.                Long-term bank loans & Revolving Facilities - continued:

Repayments

In addition to the scheduled repayments during the six-month period ended June 30, 2026, the Company prepaid the following amounts: i) $6,650 in connection with the sale of the vessel Star Stonington under the ESUN $100,000 Facility, ii) $46,264 corresponding to the total outstanding loan amount under the Citi $100,000 Facility, iii) $7,631 in connection with the sale of the vessel Star Scarlett under the ABN $67,897 Facility, iv) $16,600 corresponding to the total outstanding loan amount under the Credit Agricole $62,000 Facility, v) $49,917 corresponding to the total outstanding loan amount under the NBG $151,085 Facility, as discussed above, vi) $30,000 under the NBG Revolving Facility, vii) $48,799 corresponding to the total outstanding loan amount under the CEXIM $106,470 Facility and viii) $9,938 in connection with the sale of the vessels Star Moira and Pendulum under the NBG $80,000 Facility.

As of December 31, 2025, and June 30, 2026, the Company was required to maintain minimum liquidity, not legally restricted, of $68,000 and $67,500, respectively, which is included within “Cash and cash equivalents” in the unaudited consolidated balance sheets. In addition, as of December 31, 2025, and June 30, 2026, the Company was required to maintain a minimum liquidity, legally restricted (including the cash collateral required under certain of the Company’s FFAs, as described in Note 14), of $13,423 and $67,117, respectively. The increase in legally restricted cash is related to the Third Drawing, as described above.

As of June 30, 2026, the Company was in compliance with the applicable financial and other covenants contained in its bank loan agreements and lease financings (Note 8), which are described in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

The principal payments required to be made after June 30, 2026, for the outstanding bank debt as of that date, are as follows:

Twelve month periods ending	Amount
June 30, 2027	$230,850
June 30, 2028	256,051
June 30, 2029	204,139
June 30, 2030	138,715
June 30, 2031	116,110
June 30, 2032 and thereafter	84,221
Total Long-term bank loans & Revolving facilities	$1,030,086
Unamortized loan issuance costs	(4,717)
Total Long-term bank loans & Revolving facilities, net	$1,025,369
Current portion of Long-term bank loans & Revolving facilities	230,850
Long-term bank loans & Revolving facilities, net of current portion and unamortized loan issuance costs	794,519

All of the Company’s bank loans bear interest at SOFR plus a margin. The weighted average interest rate (including the margin) related to the Company’s debt including lease financings (Note 8) for the six-month periods ended June 30, 2025 and 2026 was 5.9% and 5.3%, respectively.

F-16

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9.                Long-term bank loans & Revolving Facilities - continued:

The amounts of “Interest and finance costs” included in the unaudited interim condensed consolidated income statements are analyzed as follows:

	Six months ended June 30,
	2025	2026
Interest on financing agreements	$37,228	$25,631
Less: Interest capitalized	(736)	(2,410)
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Loss (Note 14)	(551)	(212)
Amortization of debt (loan & lease) issuance costs	1,633	1,381
Other bank and finance charges	559	949
Interest and finance costs	$38,133	$25,339

During the six-month period ended June 30, 2026, in connection with the loan prepayments described above, the Company wrote off an amount of $523 of unamortized debt issuance costs and incurred prepayment fees of $298, which are included under “Loss on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

During the six-month period ended June 30, 2025, the Company wrote off an amount of $919 of unamortized debt issuance costs, which are included along with prepayment fees of $31 under “Loss on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

10.             Preferred and Common Shares and Additional Paid-in Capital:

Details of the Company’s preferred shares and common shares are discussed in Note 10 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

On February 25, 2026, the Company’s Board of Directors cancelled the 2025 Share Repurchase Program, under which $37,550 was still outstanding to be repurchased and authorized a new share repurchase program (the “2026 Share Repurchase Program”), with similar terms, of up to an aggregate of $100,000 (together with the previously authorized share repurchase program, the “Share Repurchase Programs”). During the six-month period ended June 30, 2026, under the Share Repurchase Programs the Company repurchased 2,208,251 common shares at an average price of $20.98 per share for an aggregate consideration of $46,327. Of these, 1,894,357 repurchased shares were cancelled and removed from the Company’s share capital as of June 30, 2026. The remaining 313,894 repurchased shares, which had not been cancelled as of June 30, 2026, are presented under “Treasury Shares” in the unaudited consolidated balance sheet.

Pursuant to its dividend policy, during the six-month period ended June 30, 2026, the Company declared and paid cash dividends of $97,580 or $0.87 per common share.

F-17

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

11.             Earnings per Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding for the six-month periods ended June 30, 2025 and 2026. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Diluted earnings per share gives effect to stock awards and restricted stock units using the treasury stock method, unless the impact is anti-dilutive.

The Company calculates basic and diluted earnings per share as follows:

	Six months ended June 30,
	2025	2026
Income :
Net income	$501	$203,481

Basic earnings per share:
Weighted average common shares outstanding, basic	116,583,497	111,297,374
Basic earnings per share	$0.00	$1.83

Effect of dilutive securities:
Dilutive effect of non vested shares	171,945	400,424
Weighted average common shares outstanding, diluted	116,755,442	111,697,798

Diluted earnings per share	$0.00	$1.82

12.           Equity Incentive Plans:

Details of the Company’s equity incentive plans and share awards granted through December 31, 2025, are discussed in Note 12 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

During the six-month period ended June 30, 2026, the Company issued 455,130 common shares in connection with its equity incentive plans discussed below and in Note 12 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report. In May 2026, the Company’s Board of Directors adopted the 2026 Equity Incentive Plan (the “2026 Plan”) and reserved for issuance 687,600 common shares thereunder. On May 19, 2026, all of these restricted common shares were granted to certain directors officers and employees, of which 384,751 restricted common shares vest in November 2026, 222,884 restricted common shares vest in May 2027 and the remaining 79,965 restricted common shares vest in May 2029. The fair value of each share was $26.08 based on the closing price of the Company’s common shares on the grant date.

The share-based compensation cost for the six-month periods ended June 30, 2025 and 2026, which is included under “General and administrative expenses” in the unaudited interim condensed consolidated income statements, amounted to $6,431 and $5,902, respectively.

F-18

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.             Equity Incentive Plans - continued:

A summary of the status of the Company’s non-vested restricted shares as of June 30, 2026 and the movement during the six-month period ended June 30, 2026 is presented below.

	Number of shares	Weighted Average Grant Date Fair Value per share
Unvested as at January 1, 2026	655,050	$16.38
Granted	687,600	26.08
Vested	(472,447)	15.43
Unvested as at June 30, 2026	870,203	$24.56

As of June 30, 2026, the estimated compensation cost relating to non-vested restricted share awards not yet recognized is $16,473 and is expected to be recognized over the weighted average period of 0.97 years. During the six-month period ended June 30, 2026, the Company paid $678 for dividends to shareholders of non-vested shares.

13.           Commitments and Contingencies:

a)             Commitments:

The following tables set forth inflows and outflows related to the Company’s charter party arrangements and other commitments, as of June 30, 2026.

Charter party arrangements:

	Twelve-month periods ending June 30,
+ inflows/ - outflows	Total	2027	2028	2029	2030	2031 and thereafter
Future, minimum, non-cancellable charter revenues (1)	$160,350	$146,429	$11,713	$2,208	$—	$—

Total	$160,350	$146,429	$11,713	$2,208	$—	$—

(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing, as of June 30, 2026, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days, other than those related to scheduled interim and special surveys of the vessels. Future inflows also include revenues deriving from index linked charter agreements using i) the index rates at the commencement date of each agreement, in compliance with ASC 842, and do not reflect relevant index charter rate information prevailing as of June 30, 2026 and ii) the remaining minimum duration of each non-cancellable time charter agreement.

Other commitments:

	Twelve-month periods ending June 30,
+ inflows/ - outflows	Total	2027	2028	2029	2030	2031 and thereafter
Vessel BWTS upgrades and ESD (1)	$(8,624)	$(8,624)	$—	$—	$—	$—

Total	$(8,624)	$(8,624)	$—	$—	$—	$—

(1)	The amounts represent the Company’s commitments as of June 30, 2026, for installation of BWTS upgrades and ESD on its vessels to comply with environmental regulations.

The Company has outstanding commitments under vessel construction contracts as of June 30, 2026, as described in Note 6 “Vessels and other fixed assets, net, Vessel held for sale and Advances for vessels under construction”.

F-19

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.       Commitments and Contingencies - continued:

b)             Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.

The Company is involved in non-material legal proceedings and may become involved in other legal matters arising in the ordinary course of its business, principally personal injury and property casualty claims. Generally, we expect that such claims would be covered by insurance, subject to customary deductibles.

Certain routine non-material commercial claims have been asserted against the Company, or by the Company against charterers, that relate to contractual disputes with certain of our charterers. The nature of these disputes involves disagreements over losses claimed by charterers, or by the Company, during or as a result of the performance of certain charters, including, but not limited to, delays in the performance of the charters and off-hire during the charters. The related legal proceedings are at various stages of resolution.

Currently, other than as disclosed above, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

In accordance with U.S. GAAP, the Company accrues for contingent liabilities when it is probable that such a liability has been incurred and the amount of loss can be reasonably estimated. The Company evaluates its outstanding legal proceedings to assess its contingent liabilities and adjusts such liabilities, as appropriate, based on management’s best judgment after consultation with counsel. There is no assurance that the Company’s contingent liabilities will not need to be adjusted in the future.

F-20

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.             Fair value measurements and Hedging:

Fair value on a recurring basis:

Interest rate swaps

As of June 30, 2026, the Company had no interest rate swaps in place.

Historically, the Company entered into interest rate swaps to convert a portion of its debt from floating-rate debt to fixed rates. Until March 31, 2025, these interest rate swaps were designated and qualified as cash flow hedges, with the effective portion of the unrealized gains/losses recognized in “Other Comprehensive income/(loss)”. Effective April 1, 2025, these interest rate swaps were de-designated from cash flow hedges as they no longer met the hedge accounting criteria. Accordingly, a gain of $446 for the six-month period ended June 30, 2025 was recognized under “Gain/(Loss) on derivative financial instruments, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

In addition, in connection with early terminated interest rate swaps during the six-month period ended June 30, 2025 the Company recorded a gain of $771, which is included under “Loss on debt extinguishment, net” in the unaudited interim condensed consolidated income statement for the corresponding period.

In connection with the amortization of the previously recognized amounts under “Other comprehensive income/(loss)”, an amount of $212 is included under “Gain/(Loss) on derivative financial instruments, net” in the unaudited interim condensed consolidated income statement for the six-month period ended June 30, 2026.

Freight Derivatives and Bunker Swaps

The results of the Company’s freight derivatives and bunker swaps for the six-month periods ended June 30, 2025 and 2026 and the valuation of their open positions as of December 31, 2025 and June 30, 2026, based on Level 1 quoted market prices in active markets, are presented in the tables below.

	Six months ended June 30,
	2025	2026
Consolidated Income Statement
Gain/(Loss) on derivative financial instruments, net
Realized gain/(loss) of de-designated accounting hedging relationship of interest rate swaps	400	—
Unrealized gain/(loss) of de-designated accounting hedging relationship of interest rate swaps	46	212
Total Gain/(loss) recognized	$446	$212

Interest and finance costs
Reclassification adjustments of interest rate swap (loss)/gain transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 9)	551	212
Total Gain/(loss) recognized	$551	$212

Gain/(Loss) on FFAs and bunker swaps, net
Realized gain/(loss) on FFAs	1,271	(2,796)
Realized gain/(loss) on bunker swaps	1,409	433
Unrealized gain/(loss) on FFAs	903	(1,471)
Unrealized gain/(loss) on bunker swaps	752	—
Total Gain/(loss) recognized	$4,335	$(3,834)

F-21

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.       Fair value measurements and Hedging - continued:

Fair value on a recurring basis - continued:

		Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)
		December 31, 2025		June 30, 2026
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
FFAs - current	Derivatives, current asset portion	$617	$—	$—	$—
Total		$617	$—	$—	$—
LIABILITIES
FFAs - current	Derivatives, current liability portion	$—	$—	$854	$—
Total		$—	$—	$854	$—

Certain of the Company’s derivative financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2025 and June 30, 2026 amounted to $540 and $1,022, respectively, and are included within “Restricted cash, current” in the unaudited consolidated balance sheets.

F-22

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.       Fair value measurements and Hedging - continued:

Investment in debt security:

Details of the Company’s investment in debt securities are discussed in Note 19 of the Company’s consolidated financial statements for the year ended December 31, 2025, included in the 2025 Annual Report.

The amortized cost and fair value of AFS debt securities, based on their quoted prices in active market (Level 1), as of December 31, 2025 and June 30, 2026, are summarized as follows:

		December 31, 2025
	Balance Sheet Location	Amortized Cost	Unrealized gain/(loss)	Fair value
AFS Debt Securities	Other current assets	$1,408	$109	$1,517
		$1,408	$109	$1,517

		June 30, 2026
	Balance Sheet Location	Amortized Cost	Unrealized gain/(loss)	Fair value
AFS Debt Securities	Other current assets	$1,517	$(47)	$1,470
		$1,517	$(47)	$1,470

As of June 30, 2026, no allowance for credit losses has been recorded on the AFS debt securities, consistent with the Company’s assessment that the securities are investment-grade and show no indication of credit impairment. Interest income is accrued using the effective interest method and reported under Interest income and other income/(loss).

The Company’s financial instruments that may expose it to credit risk include cash balances, trade receivables, and derivative contracts. Cash is held with creditworthy financial institutions to minimize risk. Exposure related to derivative contracts is managed by primarily transacting through reputable clearing houses, including European Energy Exchange (“EEX”), Singapore Exchange (“SGX”) and Intercontinental Exchange (“ICE”), and by limiting over-the-counter exposure. The Company also monitors the creditworthiness of financial institutions and performs ongoing evaluations of customers’ financial condition to manage receivable risk.

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and financing under bareboat leases (Level 2), bearing interest at variable interest rates, approximates their recorded values as of June 30, 2026, due to the variable interest rate nature thereof.

15.             Other operational gain:

During the six-month period ended June 30, 2026, the Company recorded a gain of $3,161 under “Other Operational Gain” in the unaudited interim condensed consolidated income statement. This gain includes: (a) $194 from the sale of equity in Interchart (Note 4), (b) $2,191 derived from various insurance claims and (c) $776 related to the write-off of previously accrued expenses and liabilities that are no longer expected to be settled. During the six-month period ended June 30, 2025, the Company recorded a gain of $13,727 under “Other Operational Gain” in the unaudited interim condensed consolidated income statement. This gain includes: (a) insurance proceeds of $2,298 pursuant to a war risk insurance policy in connection with the prolonged detainment of one of the Company’s vessels in Ukraine in 2022; (b) the extinguishment of a $4,066 liability related to a supplier that the Company no longer expects to require settlement; (c) the reversal of previously accrued expenses totaling $5,200, following the Company’s determination that no further invoices would be received to settle these accruals; and (d) $2,163 derived from various insurance claims.

F-23

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

16.           Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the six-month periods ended June 30, 2025 and 2026, as presented in the unaudited interim condensed consolidated income statements:

	Six months ended June 30,
	2025	2026

Time charters	$316,520	$396,442
Voyage charters	159,674	242,122
Pool revenues	1,864	—
	$478,058	$638,564

As of June 30, 2026, trade accounts receivable from voyage charter agreements increased to $20,281 from $19,777 as of December 31, 2025 and are presented under “Trade accounts receivable, net” in the unaudited consolidated balance sheets. The outstanding balance is mainly affected by the timing of commencement of revenue recognition and from changes in the mix of vessel employment type as of June 30, 2025 and June 30, 2026. No write-off was recorded in periods presented in connection with the voyage charter agreements.

Further, as of June 30, 2026, capitalized contract fulfillment costs which are recorded under “Other current assets” decreased by $1,115 compared to December 31, 2025, to $1,658 from $2,772. The outstanding balance is mainly affected by the timing of commencement of revenue recognition and from changes in the mix of vessel employment type, as discussed above.

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations. The Company recorded $7,115 as unearned revenue related to voyage charter agreements in progress as of December 31, 2025, which was recognized in earnings in the six-month period ended June 30, 2026, as the performance obligations were satisfied in that period. In addition, the Company recorded $8,140 as unearned revenue related to voyage charter agreements in progress as of June 30, 2026, which is presented under “Deferred revenue” in the unaudited consolidated balance sheets and will be recognized in earnings within one year as the performance obligations will be satisfied.

The amount invoiced to charterers in connection with the additional revenue for scrubber-fitted vessels under time-charter contracts (included within “Time charters” in the above table) was $14,290 and $20,355 for the six-month periods ended June 30, 2025 and 2026, respectively, and did not include the fuel cost savings gained from the scrubber-fitted vessels, which were employed under voyage charter agreements.

Demurrage income for the six-month periods ended June 30, 2025 and 2026 amounted to $5,368 and $12,186, respectively, and is included within “Voyage charters” in the above table.

The adjustment to the Company’s revenues from the vessels operating in the CCL Pool, deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the six-month period ended June 30, 2025 was $1,864 and is included within “Pool revenues” in the table above. During the six-month period ended June 30, 2026, the Company had no vessels operating in any pool.

As discussed in Note 1, during the six-month periods ended June 30, 2025 and 2026, respectively, the Company chartered-in a number of third-party vessels, to increase its operating capacity in order to satisfy its clients’ needs. Revenues generated from those charter-in vessels during the six-month periods ended June 30, 2025 and 2026, amounted to $40,268 and $38,977, respectively, and are included in “Voyage revenues” in the unaudited interim condensed consolidated income statements, out of which $17,754 and $20,521, respectively, constitute sublease income deriving from time charter agreements.

F-24

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

17.             Segment Reporting:

The Company reports financial information and evaluates its operations on a consolidated fleet basis, primarily based on total Voyage revenues and consolidated profitability, and not by vessel type, length of vessel employment, or type of charter. Accordingly, the Company has determined that it operates in one operating and reportable segment, which is the ownership and operation of dry-bulk vessels.

The Company’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”). The CODM evaluates performance and allocates resources based on consolidated net income, which represents the Company’s measure of segment profit or loss.

In assessing performance, the CODM reviews Voyage expenses, Charter-in hire expenses, Vessel operating expenses, General and administrative expenses, Management fees, and Interest and finance costs, each as presented in the consolidated financial statements. In addition, the CODM reviews segment assets as these are reported on the unaudited consolidated balance sheets as “Total Assets”.

Other segment items represent amounts included in consolidated net income that are not part of the significant expense categories reviewed by the CODM and primarily consist of gains or losses on vessel sales, impairment charges, other operational gain or loss and Loss on forward freight agreements and bunker swaps, net.

Substantially all revenues are generated from Time charters, Voyage charters and Pool revenues (Note 16). Because the Company operates in one reportable segment, segment revenues equal consolidated revenues.

When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

F-25

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2026
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

18.           Subsequent Events:

a)	On July 6, 2026 the vessel Pendulum was delivered to its new owners (Note 6).

b)	On August 5, 2026, the Company’s Board of Directors declared a quarterly cash dividend of $0.90 per share, payable on or about September 3, 2026 to all shareholders of record as of August 21, 2026.

F-26